SCHEDULE TO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Apogent Technologies Inc.

(Name of Subject Company (issuer))

Apogent Technologies Inc., as issuer
(Name of Filing Person (identifying status as offeror, issuer or other person))

2.25% Senior Convertible Contingent Debt Securities due 2021
(Title of Class of Securities)

03760AAE1 (unrestricted)
03760AAD3 (restricted)
(CUSIP Numbers of Classes of Securities)

Michael K. Bresson
Executive Vice President – Administration, General Counsel and Secretary
Apogent Technologies Inc.
30 Penhallow Street
Portsmouth, New Hampshire 03801
(603) 433-6131
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copy to:

Bruce C. Davidson, Esq. Joseph D. Masterson, Esq. Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000	Ralph Arditi, Esq. Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$300,000,000	$38,010

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $300,000,000 principal amount of Apogent Technologies Inc.’s 2.25% Senior Convertible Contingent Debt Securities due 2021 for Apogent Technologies Inc.’s 2.25% Convertible Senior Debentures due 2021.

**Registration fee previously paid in connection with the Apogent’s Registration Statement on Form S-4 filed May 24, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38,010
Form or Registration No.:	Form S-4
Date Filed:	May 24, 2004
Filing Party:	Apogent Technologies Inc. (issuer)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and restates in its entirety the Tender Offer Statement on Schedule TO originally filed on May 24, 2004 (as so amended, the “Schedule TO”). This Schedule TO is being filed by Apogent Technologies Inc. (“Apogent”), a Wisconsin corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) up to $300,000,000 principal amount of Apogent’s 2.25% Senior Convertible Contingent Debt Securities due 2021 (the “Old 2.25% CODES”) for up to $300,000,000 principal amount of 2.25% Convertible Senior Debentures due 2021 (the “New 2.25% Debentures”), upon the terms and subject to the conditions set forth in the preliminary prospectus forming a part of the Registration Statement on Form S-4 relating to the Exchange Offer for the Old 2.25% CODES, as filed with the Securities and Exchange Commission on May 24, 2004, and amended by Amendment No. 1 to such registration statement filed on May 28, 2004 (as so amended, the “Registration Statement”), which is filed as Exhibit (a)(1)(A) hereto. The Registration Statement also registers both the common stock of Fisher Scientific International Inc. (“Fisher”) into which the New 2.25% Debentures may be converted upon the occurrence of certain events, and the future guarantee of the New 2.25% Debentures by Fisher.

     All of the information set forth in the Registration Statement and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by Apogent with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

     The information in the Registration Statement under the heading “Prospectus Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The issuer of the securities subject to the Exchange Offer is Apogent Technologies Inc., a Wisconsin corporation. Apogent’s executive offices are located at 30 Penhallow Street, Portsmouth, New Hampshire 03801. Apogent’s telephone number is (603) 433-6131.

(b)	Securities. The subject class of securities are Apogent’s 2.25% Senior Convertible Contingent Debt Securities due 2021 (the “Old 2.25% CODES”). The aggregate principal amount of Old 2.25% CODES outstanding is $300,000,000.

(c)	Trading Market and Price. The New 2.25% Debentures will not be listed on any national securities exchange or included on the Nasdaq Stock Market. There is no established trading market for the New 2.25% Debentures.

Item 3. Identity and Background of Filing Person.

(a)	Apogent is the filing person. The business address and telephone number of Apogent are set forth under Item 2(a) of this Schedule TO.

     Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Apogent:

William H. Binnie	Director
Don H. Davis, Jr.	Director
Christopher L. Doerr	Director
Stephen R. Hardis	Director

R. Jeffrey Harris	Director
Frank H. Jellinek, Jr.	Director, President and Chief Executive Officer
Mary G. Puma	Director
Simon B. Rich	Director
Joe L. Roby	Director
Richard W. Vieser	Director
Kenneth F. Yontz	Director and Chairman of the Board of Directors
Robert V. Ahlgren	Chief Operating Officer
Dennis Brown	Chief Financial Officer and Treasurer
Michael K. Bresson	Executive Vice President – Administration, General Counsel and Secretary
Robert N. Griffin	Vice President – Regulatory Affairs
Gary J. Marmontello	Vice President – Human Resources and Assistant Secretary
Michael S. Smith	Vice President – Strategic Initiatives
Peter W. Scheu	Group President, Diagnostics
Mark F. Stuppy	Group President, Clinical Consumables
Dr. Yuh-geng Tsay	Group President, Immunodiagnostics

     The business address and telephone number for all of the above directors and executive officers are c/o Apogent Technologies Inc., 30 Penhallow Street, Portsmouth, New Hampshire 03801 and (603) 433-6131.

     There is neither any person controlling Apogent nor any executive officer or director of any corporation or other person ultimately in control of Apogent.

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers.

(i)-(ii)	The information set forth in the Registration Statement under the headings “Prospectus Summary — Summary Terms of the Exchange Offer,” “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” and “Description of the New 2.25% Debentures” is incorporated herein by reference.

(iii)	The information set forth in the Registration Statement under the headings “Prospectus Summary — Summary Terms of the Exchange Offer — Tenders; Expiration Time; Withdrawal” and “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” is incorporated herein by reference.

(vi)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Withdrawal Rights” is incorporated herein by reference.

(vii)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Procedures for Tendering Old 2.25% CODES” and “The Exchange Offer — Withdrawal Rights” is incorporated herein by reference.

(viii)	The information set forth in the Registration Statement under the heading “The Exchange Offer — Acceptance of the Old 2.25% CODES for Exchange; Delivery of the New 2.25% Debentures” is incorporated herein by reference.

(ix)	Not applicable.

(x)	The information set forth in the Registration Statement under the headings “Prospectus Summary — Summary Description of the New 2.25% Debentures” and “Description of the New 2.25% Debentures — Differences between the New 2.25% Debentures and the Old 2.25% CODES” is incorporated herein by reference.

(xi)	Not applicable.

(xii)	The information set forth in the Registration Statement under the heading “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Purchases. None of Apogent’s officers, directors or affiliates hold any of the Old 2.25% CODES and, therefore, no Old 2.25% CODES will be purchased from any officer, director or affiliate of Apogent in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Registration Statement under the headings “Prospectus Summary — Purpose of the Exchange Offer and Description of the Refinancing Transactions,” and “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering the Old 2.25% CODES” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Old 2.25% CODES acquired in the transaction will be retired.

(c)	Plans. Except as set forth below and/or in the Registration Statement, Apogent is not aware of any plans, proposals or negotiations that would relate to or result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation involving the subject company or any of its subsidiaries. The information set forth in the Registration Statement under the heading “Prospectus Summary — The Merger” is incorporated herein by reference.

(2)	any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries. None.

(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company. None.

(4)	any change in the present board of directors or management of the subject company. The information set forth in the Registration Statement under the heading “Prospectus Summary — The Merger” is incorporated herein by reference.

(5)	any other material change in the subject company’s corporate structure or business. The information set forth in the Registration Statement under the heading “Prospectus Summary — The Merger” is incorporated herein by reference.

(6)	any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized or quoted in an automated quotation systems operated by the national securities association. Upon consummation of the proposed merger between Apogent and Fisher, Apogent’s common stock will be delisted from the New York Stock Exchange.

(7)	any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”). None.

(8)	the suspension of the subject company’s obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934. The information set forth in the Registration Statement under the headings “Purpose of Exchange Offer and Description of Refinancing Transactions” and “Description of the New 2.25% Debentures” is incorporated herein by reference.

(9)	the acquisition by any person of additional securities of the subject company, or the disposition of securities of the subject company. The information set forth in the Registration Statement under the heading “Prospectus Summary — The Merger” is incorporated herein by reference.

(10)	any changes in the subject company’s charter, bylaws or other governing instruments or other acquisitions that could impede the acquisition of control of the subject company. The information set forth in the Registration Statement under the heading “Prospectus Summary — The Merger” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information in the Registration Statement under the heading “Prospectus Summary — Summary Terms of the Exchange Offer” is incorporated herein by reference.

(b)	Conditions. None.

(d)	Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None of the Old 2.25% CODES are beneficially owned by directors, officers or affiliates of Apogent or any directors or executive officers of affiliates of Apogent.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information in the Registration Statement under the heading “The Exchange Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	(1) The information in Part II, Item 8 of Apogent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference.

(a)	(2) The information in Part I, Item 1 of Apogent’s Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2003 and March 31, 2004 is incorporated herein by reference.

(a)	(3) The information in the Registration Statement under the heading “Consolidated Ratio of Earnings to Fixed Charges” of Apogent is incorporated herein by reference.

(c)	The information in the Registration Statement under the headings “Prospectus Summary — Selected Historical Financial Data of Apogent” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(i)	Not applicable.

(ii)	The only regulatory requirements that must be met are those imposed by applicable securities laws.

(iii)	Not applicable.

(iv)	Not applicable.

(v)	Not applicable.

(b)	Other Material Information. None.

Item 12. Exhibits.

(a)	(1)(A) Preliminary prospectus dated May 28, 2004 (incorporated herein by reference to the Registration Statement).

(a)	(1)(B) Form of Indenture, by and among Apogent Technologies Inc., as issuer, Fisher Scientific International Inc. and The Bank of New York, as trustee, relating to the 2.25% Convertible Senior Debentures (incorporated herein by reference to Exhibit 4.1 of the Registration Statement).

(a)	(1)(C) Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 of the Registration Statement).

(a)	(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)	(1)(E) Form of Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)	(1)(F) Press Release issued May 24, 2004.

(a)	(1)(G) Press Release issued May 28, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOGENT TECHNOLOGIES INC.

	By:	/s/ Michael K. Bresson

	Name:	Michael K. Bresson
	Title:	Executive Vice President — Administration, General Counsel and Secretary
Date: May 28, 2004